Exhibit 99

March 2, 2012

Gabriela Martes

Global Venture Capital Services

VentureSource / FIS / Dow Jones & Co.

201 California Street, 10th Floor

San Francisco, CA 94111

Dear Gabriela,

Hercules would like the consent of VentureSource/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and fax to me at 650.473.9194

Thank you,

Wendee Wasserman

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies.

Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing is a function of the level of annual venture equity investment activity. During 2011, venture capitalbacked companies received, in approximately 3,209 transactions, equity financing in an aggregate amount of approximately $32.6 billion, representing a 10.1% increase from the same period of the preceding year, as reported by Dow Jones VentureSource. In addition, overall, the median round size during the three-month periods ended December 31, 2011 and 2010 was approximately $4.0million and $4.1million, respectively. We believe the larger number of venture-backed companies receiving financing provides us a greater opportunity to provide debt financing to these companies. Overall, seed- and first-round deals made up 45% of the deal flow in the three months ended December 31, 2011 and later-stage deals made up roughly 55% of the deal activity in the quarter.

/S/ Gabriela Martes	Gabriela Martes, Global Venture Capital Service

March 2, 2012	Date

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